SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: November, 2009	Commission File Number: 001-14460

AGRIUM INC.

(Name of registrant)

13131 Lake Fraser Drive S.E.

Calgary, Alberta,

Canada T2J 7E8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                      Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                       No     X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.

Date: November 12, 2009	By:	/s/ Gary J. Daniel
	Name:	Gary J. Daniel
	Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Press Release, dated November 12, 2009

Exhibit 1

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium sends letter to CF Industries stockholders

November 12, 2009—ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta – Agrium Inc. (TSX and NYSE: AGU) today sent the following letter to CF Industries Holdings Inc. (NYSE: CF) stockholders.

CF STOCKHOLDERS: AGRIUM HAS MADE ITS BEST AND FINAL OFFER

WORTH $97.47 PER CF SHARE1

Tender Your Shares by November 18, 2009 to Send a Clear Message

to the CF Board that You Want to Receive a Premium, Not Pay One

If We Receive Your Resounding Support and CF Refuses to Act

Agrium Will Consider All Options, Including Litigation and Nominating a Slate of

Directors

Dear Fellow CF Industries Stockholder:

On November 5, 2009, Agrium increased its offer to acquire all of the outstanding shares of CF Industries Holdings, Inc. Our clear and unambiguous offer of $45.00 in cash and one common share of Agrium for each CF share is equivalent to $97.47 per CF share, or total consideration of approximately $4.9 billion, based on Agrium’s closing stock price of $52.47 on November 11, 2009.

Our revised offer represents a 106% premium to CF’s January 15, 2009, price of $47.23, and a premium of over 75% to CF’s closing price of $55.58 on February 24, 2009, the day before Agrium announced its initial proposal. Since Agrium’s initial proposal in February, the total value of our offer has increased approximately $1.3 billion, or 36%.

AGRIUM’S OFFER IS SUPERIOR TO ANY ALTERNATIVE ARTICULATED BY CF

Despite your strong support – and CF’s assurance to leading independent proxy advisory firm RiskMetrics that they would engage – CF has rebuffed Agrium’s efforts and ignored you, its stockholders, for nearly 9 months.

CF’s actions have left us with no choice but to again take our offer directly to you. Only with your overwhelming support do we believe CF’s board will finally be compelled to enter into a merger agreement with Agrium.

The CF board should exercise good corporate governance and allow its stockholders to determine if they want to receive a premium or pay one. After 9 months, it’s time for CF to listen to its stockholders. Tender your shares to tell the CF board you want this deal at this price.

[1]	Based on Agrium’s closing price of $52.47 on November 11, 2009.

WE HAVE A CLEAR PATH TO COMPLETION

Agrium’s offer is fully financed. We have satisfied all related regulatory issues in Canada, and we expect to complete the resolution of regulatory issues in the U.S. shortly. We have a clear path to completion and are prepared to immediately execute a fully financed, binding merger agreement with CF. Our only impediment is CF’s refusal to act – contrary to your wishes.

AGRIUM’S OFFER IS FINANCIALLY COMPELLING, BY ANY METRIC

1.	We are offering a far higher multiple than CF has ever traded.

Our latest offer implies a 2010E ‘owned’ EBITDA multiple of 6.8x, a multiple far greater than CF has ever traded previously. Agrium has historically traded at a premium to CF when using average forward ‘owned’ EBITDA multiples[2] through January 15, 2009, the day before CF made its offer for Terra.

We specifically structured our deal so that our mixed consideration of both stock and cash allows CF stockholders to elect to benefit from both Agrium’s historically strong valuation, upside to the commodity cycle and participation in approximately $150 million of estimated annual operating synergies, while receiving immediate value.

2.	CF’s unaffected share price is far below our offer and even current trading levels.

CF’s stock dropped precipitously in the days following Agrium’s revised offer. We believe this occurred for one reason: the market’s recognition that the CF board has refused to listen to or act on its own shareholders’ views on value. If Agrium withdraws, we believe the stock will fall even further. This highlights the importance of sending an unambiguous message by tendering to this offer.

In fact, using the objective approach set forth by RiskMetrics Group[3], CF’s unaffected stock price is in the $66 to $70 range. Our offer is $97.47 based on yesterday’s close, with significant upside potential.

3.	CF/Agrium: A better combination than CF/Terra across all criteria.

The strategic combination of Agrium and CF would yield greater pro forma 2010E EBITDA[4] ($2.3 billion vs. $1.3 billion), a more robust forward-trading multiple[5] (5.1x vs. 4.3x) and a more diversified revenue stream with less exposure to volatile commodities than CF’s proposed acquisition of Terra.

[2]	‘Owned’ EBITDA excludes minority interest and includes equity investment income.
[3]

CF unaffected price based on illustrative peer group of Mosaic, Potash Corp, Intrepid Potash, Israel Chemicals, K+S, and Yara. Peer group performance based on USD equivalent stock price movement since base dates ranging from Dec 31, 2008 to Feb 24, 2009. Percentage moves applied to CF’s operating asset value per share on respective base dates, using net cash at Dec 31, 2008. Results then adjusted back for net cash at Sep 30, including CF’s toehold in Terra, valued at a $29 estimated unaffected stock price for Terra per CF’s Nov 4 Investor Presentation.

[4]	Consensus EBITDA includes CF/Agrium synergies of ~$150 million and Terra/CF synergies of $120 million.
[5]	Blended multiple of consensus EBITDA weighted on current enterprise value basis as of Nov 6. 12 month historical forward multiples ending Jan 15. Source: CapitalIQ.

Additionally, Agrium/CF would be a far less leveraged company, with strong cash flow and a more attractive credit ratings profile, than a combined CF/Terra. Combining Agrium and CF also has significantly lower integration risk – Agrium has successfully completed nine acquisitions totaling $3.4 billion in the last 5 years alone, whereas CF has invested in only one $25 million joint venture since becoming a public company.

CF HAS DISREGARDED YOUR WISHES FOR LONG ENOUGH

This is CF stockholders’ final opportunity to make it clear to the CF board that you want to receive a premium rather than pay one. We urge you to tender your shares by the offer’s expiration at midnight on November 18, 2009, to send an unambiguous message that you want this deal with Agrium at this price.

We can assure you that we will consider all options, including nominating a slate of directors to the CF board and litigation, if a resounding majority of stockholders tender to our offer and CF refuses to act.

Very truly yours,

Michael M. Wilson

President & Chief Executive Officer

Agrium Inc.

Additional Information

RBC Capital Markets, Goldman, Sachs & Co., and Scotia Capital are acting as financial advisors; Paul, Weiss, Rifkind, Wharton & Garrison LLP and Blake, Cassels & Graydon LLP as legal counsel; and Georgeson Inc. as information agent in connection with Agrium’s offer.

Stockholder questions regarding the exchange offer or requests for offering materials should be directed to Agrium’s information agent for the exchange offer, Georgeson Inc., toll-free at (866) 318-0506. Offering materials are also available on the SEC’s web site at http://www.sec.gov/. CF stockholders are urged to read the offering materials filed by Agrium, which contain important information about the offer. For further information regarding Agrium’s offer for CF, please visit http://www.agrium.com/.

About Agrium

Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities. Contact us at: http://www.agrium.com/.

Important Information

This press release does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE. Such documents are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8.

Agrium, North Acquisition Co., a wholly-owned subsidiary of Agrium, their respective directors and executive officers and certain other persons are deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated March 23, 2009 relating to the annual general meeting of its shareholders held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this press release concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” (together, “forward-looking statements”). All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, the possibility that a regulatory agency may challenge Agrium’s proposed acquisition of CF pursuant to competition laws, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.

All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

FOR FURTHER INFORMATION:

Investor Relations:

Richard Downey, Senior Director, Investor Relations

(403) 225-7357

Todd Coakwell, Investor Relations

(403) 225-7437

Tom Gardiner

Georgeson Inc.

(212) 440-9872

Media:

Drew Brown/Stephanie Pillersdorf

Sard Verbinnen & Co

(212) 687-8080